                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                                 SuperGen, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $.001 par value
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   868-059106
           --------------------------------------------------------
                                 (CUSIP Number)

                                  Rod J. Howard
                          Gray Cary Ware & Freidenrich
                           A Professional Corporation
                               400 Hamilton Avenue
                            Palo Alto, CA 94301-3699
                                 (415) 328-6561
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 25, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

CUSIP No. 868-059106             SCHEDULE 13D            Page  2  of  38  Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons

     Tako Ventures, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    3,825,000(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    3,825,000(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,825,000(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     18%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     OO (Limited Liability Company)
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 868-059106             SCHEDULE 13D            Page  3  of  38  Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons

     Lawrence J. Ellison
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    3,825,000(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    3,825,000(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,825,000(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     18%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     IN
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 868-059106             SCHEDULE 13D            Page  4  of  38  Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons

     Cephalopod Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    3,825,000(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    3,825,000(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,825,000(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     18%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     CO
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 868-059106             SCHEDULE 13D            Page  5  of  38  Pages



-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification No. of Above Persons

     Lawrence Investments, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group (See Instructions)             (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     BK, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    3,825,000(1)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    3,825,000(1)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     3,825,000(1)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)
     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     18%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)

     OO (Limited Liability Company)
-------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 868-059106             SCHEDULE 13D            Page  6  of  38  Pages

(1) Pursuant to a Convertible Secured Note, Option and Warrant Purchase Agreement (the "Agreement") dated as of June 17, 1997, Tako Ventures, LLC ("Tako") has acquired 1,700,000 shares of Common Stock of SuperGen, Inc. (the "Issuer") and has the right to acquire up to 2,125,000 additional shares of the Issuer's Common Stock, representing in the aggregate approximately 18% of the Common Stock of Issuer (based on the Issuer's capitalization as of July 25, 1997 and giving effect to the acquisition of all such shares). The Issuer's shares have been issued or are issuable to Tako in the manner summarized below (which summary is qualified in all respects by reference to the Agreement and the exhibits thereto):


          (i)   1,700,000 shares of the Issuer's Common Stock are owned by Tako.

          (ii) 850,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $9.00 per share pursuant to an Option, which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, the Option is exercisable at any time prior to 5:00 p.m. (Pacific time) on January 31, 1998.

          (iii) 500,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a nonredeemable Warrant (the "Series 1 Warrant") which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, the Series 1 Warrant is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

          (iv) 350,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a redeemable Warrant (the "Series 2 Warrant") which was issued to Tako by the Issuer on June 17, 1997. The Series 2 Warrant is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

          (v) Additional redeemable Warrants, which would allow Tako to acquire up to 425,000 additional shares of the Issuer's Common Stock at a price of $13.50 per share, would be issued to Tako if Tako exercises the Option described in clause (ii) in full (the "Additional Series 2 Warrants"). Subject to certain exceptions, the Additional Series 2 Warrants would be exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

CUSIP No. 868-059106             SCHEDULE 13D            Page  7  of  38  Pages


     This Statement constitutes Amendment No. 1 to the Schedule 13D (the "Schedule 13D") filed jointly by: (1) Tako Ventures, LLC, a California limited liability company ("Tako"), (2) Cephalopod Corporation, a California corporation ("Cephalopod"), (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"), and (4) Lawrence J. Ellison, a natural person, with respect to Common Stock, par value $.001 per share, of SuperGen, Inc., a California corporation (the "Issuer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to delete the first sentence thereof and to substitute in place thereof the following:

     Since the Reporting Persons' initial Schedule 13D filing, the Convertible Secured Note in the principal amount of fifteen million three hundred thousand dollars ($15,300,000) was automatically converted into 1,700,000 shares of the Issuer's Common Stock on July 25, 1997 at a conversion price of $9.00 per share.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 4 is hereby amended to add at the end thereof the following:

     The Issuer has advised the Reporting Persons that Mr. Ellison was elected to the Board of Directors of the Issuer effective as of July 25, 1997.

Item 4 is hereby further amended to delete the second paragraph thereof in its entirety and to substitute in place thereof the following:

          The Issuer's outstanding Common Stock increased by 1,700,000 shares upon conversion of the Convertible Secured Note and would increase by 2,125,000 shares in the event of the exercise of the Option and Warrants.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

          The Reporting Persons are deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 3,825,000 shares of the
     Issuer's Common Stock, which would represent approximately 18% of the Common Stock that would be outstanding in the event of exercise in full of the Option and Warrants. The Reporting Persons have sole voting and dispositive power over 1,700,000 shares of the Issuer's Common Stock acquired upon conversion of the Convertible Secured Note. Upon exercise of the Option and Warrants, the Reporting Persons would have sole voting and dispositive power over any shares of Common Stock acquired upon such exercise.

CUSIP No. 868-059106             SCHEDULE 13D            Page  8  of  38  Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by the addition of the following:

     Since the Reporting Persons' initial Schedule 13D filing, the Convertible Secured Note in the principal amount of fifteen million three hundred thousand dollars ($15,300,000) was automatically converted into 1,700,000 shares of the Issuer's Common Stock on July 25, 1997 at a conversion price of $9.00 per share.

ITEM 7.  Exhibits

The following  additional exhibits are hereby filed:


Exhibit No.    Description

9.             Loan Agreement (Individuals) and Amendments 1-7 thereto

10.            Security Agreement :  Money and Securities

CUSIP No. 868-059106             SCHEDULE 13D            Page  9  of  38  Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 25, 1997

TAKO VENTURES, LLC                        CEPHALOPOD CORPORATION
                                          /s/ Philip B. Simon
By: Cephalopod Corporation, Member        --------------------------------------
                                          By:  Philip B. Simon
    By: /s/ Philip B. Simon               Its:  President
       ------------------------------
           Name:  Philip B. Simon
           Title:  President
                                          LAWRENCE J. ELLISON

LAWRENCE INVESTMENTS, LLC
/s/ Philip B. Simon                      /s/ Lawrence J. Ellison
-------------------------------------    ---------------------------------------
By:  Philip B. Simon                     Lawrence J. Ellison
Its:  Member

EXHIBIT INDEX

Exhibit                  Description

 1.                      Convertible Secured Note, Option and Warrant Purchase
                         Agreement

 2.                      Convertible Secured Promissory Note

 3.                      Series 1 Warrant

 4.                      Series 2 Warrant

 5.                      Pledge and Security Agreement

 6. Shareholders Agreement (Exhibit F to the Convertible Secured Note, Option and Warrant Purchase Agreement)

 7. Shareholders Agreement (Exhibit G to the Convertible Secured Note, Option and Warrant Purchase Agreement)

 8.                      Joint Filing Agreement among the Reporting Persons

 9.                      Loan Agreement (Individuals) and Amendments 1-7 thereto

10.                      Security Agreement :  Money and Securities